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                               March 2, 2021

       Yuan Zhou
       Chief Executive Officer
       Zhihu Inc.
       A5 Xueyuan Road
       Haidian District, Beijing 100083
       People   s Republic of China

                                                        Re: Zhihu Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted February
10, 2021
                                                            CIK No. 0001835724

       Dear Mr. Zhou:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       General

   1.                                                   Please revise Section
C.2 of Exhibit 99.2 to state clearly that the disclosures in the referenced tax section
of the prospectus are the opinion of counsel. Please refer to Section
                                                        III.B.2 of Staff Legal
Bulletin No. 19 dated October 14, 2011.
   2. With respect to Exhibit 5.2, the first sentence of Section 1 appears to indicate that counsel reviewed only the
listed documents. Please revise, as counsel must review all documents and make such inquiries
as are necessary in order to render its opinion regarding the
 Yuan Zhou
Zhihu Inc.
March 2, 2021
Page 2
         legality of the shares. Similarly, please delete as inappropriate the assumption in Section
         2.3.
       You may contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameYuan Zhou                                    Sincerely,
Comapany NameZhihu Inc.
                                                               Division of
Corporation Finance
March 2, 2021 Page 2                                           Office of Trade
& Services
FirstName LastName